Exhibit (q)(c)

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

                      VARIABLE WHOLE LIFE INSURANCE POLICY

                        WITH MODIFIED SCHEDULED PREMIUMS

                               Description of the
         Issuance, Transfer and Redemption Procedures for MSPVL Policies
                        Pursuant to Rule 6e-2(b)(12)(ii)
                    Under the Investment Company Act of 1940

                                       and

                       Method of Computing Adjustments in
                             Payment and Cash Values
                 Upon Conversion to Fixed Benefit Life Policies
                       Pursuant to Rule 6e-2(b)(13)(v)(B)
                    Under the Investment Company Act of 1940

      This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. ("GIAC") in connection with the issuance of its Variable Whole Life Insurance Policy with Modified Scheduled Premiums (the "Policy/Policies"), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a fixed benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form S-6 for the Policies and the Separate Account through which they are issued (Reg. No. 33-43682).

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      I. Procedures Relating to Issuance of the Policy*

A. Premium Schedules and Underwriting Standards

      Basic Scheduled Premiums for GIAC's Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Basic Scheduled Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification.

      The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The Basic Scheduled Premiums and any Policy Premium Assessments relating to additional risks identified with respect to the insured and/or any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

B. Application and the Processing of Policy Premium Payments

      When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed

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* The term "Policy" refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any additional benefit riders described in Appendix C to the Prospectus.


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insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the first Policy Premium has been paid, and the Policy has been delivered while the insured is living.

      Although a Policy will not be issued until after the underwriting process has been completed, if all or a portion of the first Policy Premium is paid with the application, conditional receipt coverage (for the amount of insurance applied for up to a specified maximum) will take effect on the later of the date shown on Part I of the application or the last dated Part II of the application. If a prospective insured does not qualify for conditional receipt coverage based on the information supplied in the application, GIAC will return any amount paid to the prospective owner until the underwriting process has been completed.

      Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners who elect to convert to a Park Avenue Life policy may receive a credit upon conversion in an amount up to one Basic Scheduled Premium.

      The Policy Date is the date as of which the insured's Age is determined and can be the same as the effective date of any conditional receipt coverage if a sufficient portion of the first Policy Premium is paid concurrently with the signing of the completed application. If no such Policy Premium payment is submitted with the application, the Policy Date is the date when the Policy is issued. The Policy Date is used to measure Policy months and Policy years.

      Under certain circumstances, GIAC will permit a policy to be backdated, upon request, but only to a Policy Date not earlier than six months prior to the date the application is signed. To backdate a policy, GIAC will require the payment of all Policy Premiums that would have been due had the application date coincided with the backdated Policy Date. GIAC will not backdate a policy to a date before which the policy was available in the state of issue.


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Also, on the Issue Date, all monthly deductions for the period from the backdated Policy Date to the Issue Date will be deducted.

      GIAC credits and allocates any payment received on or before the Issue Date in an amount not exceeding $100,000 to the investment divisions of the Separate Account (i.e., the Variable Investment Options) chosen by the Policyowner and/or the Fixed-Rate Option as of the Issue Date. The payment may include the Policy Premium and a permitted unscheduled payment amount, but only the Net Premium amount will be allocated among the Variable Investment Options and the Fixed-Rate Option. The Net Premium is the Basic Scheduled Premium or unscheduled payment minus the Premium Charge which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy Premium on the premium due date if such payment is received on or during the 31 days preceding such premium due date. GIAC normally credits and allocates any other payment as of the Business Day of receipt if it receives such a payment before the close of business at its Customer Service Office. Premium payments made during a grace period are credited as of the Business Day of receipt except in New York. In New York, premium payments (other than pursuant to an automatic payment plan such as guard-o-matic) made during a grace period are credited as of the due date of the premium. Prior to the later of (i) 45 days after the application is signed or
(ii) 15 days after the Issue Date, Net Premium in excess of $100,000 will be allocated to The Guardian Cash Fund. After expiration of this period, any amounts so allocated will be re-allocated in accordance with the Policyowner's instructions. Policy Premiums may be paid annually or periodically. Annual payments are due on Policy Anniversaries. Periodic payments are due on the Monthly Dates specified by GIAC and will reflect the mode selected for payment (i.e., semi-annually, quarterly or monthly pursuant to an automatic premium payment plan). The sum of periodic Policy Premiums is higher than annual Policy Premiums. This reflects an administrative charge for the expense incurred in collecting and processing Policy Premiums, as well as an interest adjustment to take account of the fact that when premiums are paid annually, GIAC has the use of the funds for the entire year.

      After the first policy year, the Policyowner may "skip" paying one or more Policy Premiums without causing the Policy to lapse or reducing its Face Amount if this privilege has been elected and specified eligibility criteria are satisfied. The Policyowner may also elect to pay Policy Premiums through Automatic Premium Loans.


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      II. Procedures Relating to Transfers Among Investment Divisions

      The Account is subdivided into investment divisions which correspond to the mutual funds (collectively referred to as the "Funds") currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

      Net Premiums for the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner.

      The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account's investment divisions as often as he/she wishes. However, the total number of options to which the Policy Account Value may be allocated or in which policy account value can be held cannot exceed 7 at any one time and GIAC reserves the right to limit such transfers to no more frequently than once every 30 days. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received. Telephone transfer requests will be effective the day of receipt, if the telephone call is completed not later than 4:00 p.m. Eastern time. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which the transfer is requested.

      The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Date from The Guardian Cash Fund Investment Division to one or more of the other investment divisions or the Fixed-Rate Option. The minimum automatic transfer amount is $100 per receiving option.

      III. Procedures Relating to Redemptions Under the Policy

A. Partial Withdrawals

      After the first Policy year and while the insured is living, the Policyowner may take withdrawals from the Cash Surrender Value. The minimum partial withdrawal amount is $500. GIAC reserves the right to limit the number of partial withdrawals to 12 per policy year. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal.

      The requested partial withdrawal amount will be deducted from the Variable Investment Options specified in the Policyowner's request as of the Business Day of the Policyowner's request until the Policy Account Value attributable


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thereto is exhausted and then proportionately from all other variable investment options and, finally, from the Fixed-Rate Option. If no options are specified the amount will be deducted proportionately from the Variable Investment Options until exhausted and then from the Fixed-Rate Option. Payment will typically be made within seven days of the date that GIAC received the Policyowner's partial withdrawal request. A partial withdrawal is only permitted if the remaining Cash Surrender Value exceeds the adjusted interpolated Benchmark Value, and the remaining unloaned Cash Surrender Value is greater than zero.

      Any portion of a partial withdrawal that exceeds the amount eligible for a reduction-free partial withdrawal, as described below, will reduce the Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of the date it receives the policyowner's written request for a partial withdrawal as follows:

      Under death benefit option 1, the amount of a reduction-free partial withdrawal is the greater of zero, or:

      (a) the Policy Account Value, minus

      (b) the Face Amount divided by $1,000, multiplied by the interpolated net single premium.

For death benefit option 2, all partial withdrawals are reduction-free.

B. Face Amount Reduction

      After the first Policy year, the Policyowner may ask GIAC to reduce the Face Amount of his/her Policy. The minimum reduction is $5,000. The reduction will take effect on the Monthly Date next following the date that GIAC approves the change.

      GIAC will not deduct a surrender charge if the Face Amount is reduced. The Policy's Basic Scheduled Premium, Benchmark Value, Tabular Values, Policy Account Value, monthly deduction for cost of insurance, and any benefits provided under additional benefit riders, will generally decrease after a Face Amount reduction. The surrender charge will not change and the policy account value must always be greater than the full surrender charge.

C. Policy Loans

      While the insured is alive, a Policyowner may borrow all or part of a Policy's "loan value" by assigning the Policy to GIAC as security for the loan. A Policy's loan value is 90% of the Cash Surrender Value on the date that GIAC receives a proper, written loan request (which includes an assignment of the Policy) at its Customer Service Office, minus any then outstanding Policy Debt. The sum of any outstanding loan amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be paid within seven days of the date that GIAC received the loan request. The minimum loan amount is $500 unless the loan is an Automatic Premium Loan. If your policy's loan value is less than $500, we will not process a loan for less than the full amount of your policy's loan value.

      When a Policyowner takes a loan, GIAC transfers the amount of the loan from the Variable Investment Options and the Fixed-Rate Option into a Loan Collateral Account within GIAC's general account. GIAC will first transfer amounts held in the Variable Investment Options in proportion to the Policy Account Value held in such options as of the


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date it received the loan request. If the requested loan exceeds the Policy
Account Value held in the Variable Investment Options, GIAC will transfer the excess amount from any Policy Account Value then held in the Fixed-Rate Option.

      GIAC charges the Policyowner interest on all outstanding loans at an annual rate of 5% until the twentieth Policy Anniversary at which time the annual rate decreases to 4.5% for all existing and new loans. Interest accrues daily and is payable in arrears on Policy Anniversaries. If loan interest is not paid when due, GIAC automatically increases the outstanding loan by transferring amounts from the Variable Investment Options and the Fixed-Rate Option to the Loan Collateral Account, in the manner and order described above, so that the Loan Collateral Account will be equal to the Policy Debt as of the Policy Anniversary that loan interest was not paid. Amounts in the Loan Collateral Account earn interest at a minimum annual rate which is 4%.

      The Policyowner may repay all or part of the Policy Debt. The minimum loan repayment amount is the lesser of $100, unless the repayment accompanies a then due Policy Premium, or the then outstanding Policy Debt.

      When GIAC credits and allocates a loan repayment, it transfers from the Loan Collateral Account the amount of the repayment, minus a proportional amount of accrued loan interest, plus a proportional amount of accrued Loan Collateral Account interest, to the Fixed-Rate Option and the Variable Investment Options in accordance with the Net Premium allocation instructions then in effect.

      If the Policy Debt exceeds the Cash Surrender Value on a Monthly Date, the Policy could lapse. GIAC will notify the Policyowner that a specified loan repayment is required to keep the Policy in force.


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D. Surrender

      If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request (in a form acceptable to GIAC) together with the Policy or an acceptable affidavit of loss. GIAC will normally pay the Net Cash Surrender Value within 7 days after the Business Day as of which it received the surrender request. All insurance coverage ends as of the Business Day that GIAC computes the Net Cash Surrender Value for surrender.

      The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charge, minus any Policy Debt, plus any previously paid Policy Premium Assessments that relate to periods beyond the next Monthly Date. GIAC assesses a surrender charge if a Policy is surrendered during the first 9 Policy years. This charge is described in the prospectus for the Policy.

      The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

      If a Policy Premium or required loan repayment (see above) remains unpaid by the end of a 31-day grace period from its due date, the Policy lapses as of the end of the grace period unless a Policy Value Option becomes effective. These options include fixed-benefit extended term insurance, reduced paid-up insurance and variable paid-up insurance. The Policyowner may, alternatively, surrender the Policy for its Net Cash Surrender Value (see above) or take steps to fulfill the conditions for reinstatement (see below).

E. Death Claims

      GIAC will normally pay the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured's death and all other


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required information or documentation necessary to make payment.**

      The Policy provides two death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the policyowner, after the Policy Anniversary nearest to the insured's 100th birthday, the death benefit is equal to the Policy Account Value.

The death benefit provided under Option 1 is the greater of:

  *the Face Amount on the date of the insured's death; or

  *the minimum death benefit required under Section
   7702 of the Internal Revenue Code on the Monthly
   Date preceding the insured's death; or

  *after the first Policy year, the Policy's "Variable
   Insurance Amount," which is defined below.

The death benefit provided under Option 2 is the greater of:

  *the Face Amount on the date of the insured's death plus any amount by which the Policy Account Value, as of the Monthly Date before the insured's death, exceeds the interpolated Benchmark Value; or

  *the minimum death benefit required under Section
   7702 of the Internal Revenue Code on the Monthly
   Date preceding the insured's death; or

  *after the first Policy year, the Policy's Variable
   Insurance Amount.

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** State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.


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The minimum death benefit required under Section 7702 of the Internal Revenue
Code on any Monthly Date is $1,000 multiplied by the Policy Account Value, then divided by the Net Single Premium per $1,000 for the insured's Attained Age, sex and premium class. The Net Single Premium is adjusted to the Monthly Date preceding the date of death. A table of Net Single Premiums is set forth in the Policy.

      The variable insurance amount provides a guarantee that the death benefit will be greater than the then effective Face Amount if Policy Account Value is greater than the Net Single Premium on any Policy Review Date. GIAC determines the variable insurance amount for each Policy year after the first by multiplying $1,000 by the Policy Account Value on each Policy Review Date and dividing the result by the Net Single Premium per $1,000 that applies for such Policy Review Date. The Variable Insurance Amount will be reduced during a Policy year if the Face Amount is reduced or if a partial withdrawal is effected. On a Face amount decrease, the Variable Insurance Amount will be reduced by the same amount that the base policy is reduced. On a partial withdrawal, the Variable Insurance Amount is reduced by the full amount of the partial withdrawal including any reduction-free amount.

      On or after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy once each Policy year. Evidence of insurability is required to change from Option 1 to Option 2.

      The death proceeds payable to the beneficiary will include Policy Premium Assessments which relate to a period beyond the Policy month of death and any proceeds provided by additional benefit riders, but are reduced by any outstanding Policy Debt and any partial withdrawals taken between the Monthly Date and the date of death. If the insured dies during the grace period for an unpaid Policy Premium, GIAC will calculate the death benefit as though such premium had been paid and then deduct the portion of such premium that relates to periods through the Policy month of death from the payable death proceeds.


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      GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

      The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

                            IV. Deferment of Benefits

      GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other Policy transactions involving any Policy Account Value held in the Separate Account's investment divisions if: (i) the New York Stock Exchange is closed for other than weekends or holidays, or trading is restricted; (ii) the Securities and Exchange Commission determines that a state of emergency exists which may make Policy transactions impracticable; or (iii) at any other time when one or more of the Variable Investment Options' corresponding Funds lawfully suspends payment or redemption of their shares.

                                V. Reinstatement

      A lapsed Policy that has not been surrendered for cash may be eligible for reinstatement for up to five years after the date of lapse. The insured must be living when GIAC effects the reinstatement. GIAC must receive a written application for reinstatement, which includes satisfactory evidence of insurability. In addition, GIAC requires:

  *repayment or reinstatement of any outstanding Policy Debt with applicable interest compounded yearly; and

  *payment of


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   all overdue Policy Premiums with 6% interest
   compounded yearly

If you are reinstating you Policy after a Policy lapse based on excessive Policy Debt, and the Policy Debt is reinstated, the reinstatement payment must also include the required loan repayment equal to the Policy Debt minus 90% of the Cash Surrender Value, calculated as of the date of default.

      A reinstated Policy has the same Policy Date, Face Amount and death benefit option as the Policy which lapsed.

                   VI. Cash Adjustment Upon Exchange of Policy

      The Policyowner may exchange all or a portion of the Policy for a level premium fixed-benefit whole life insurance policy offered by GIAC or its affiliate, without submission of new evidence of insurability, at any time prior to the later of the insured's 70th birthday or the second Policy Anniversary. The new policy's face amount cannot exceed the Face Amount of the original Policy on the exchange date. The new policy will have the same Policy Date, and the insured's Age and risk classification will be retained for the new policy. This exchange privilege is designed to permit a Policyowner to opt out of this Policy which provides benefits that vary with investment results in order to obtain a similar policy which provides a fixed benefit.

      There may be a cost or credit to be paid upon this type of exchange, depending on the amount applied to the new policy. The amount applied to the new policy during the first 5 Policy Years is the greater of (1) or (2) where:

      *(1) is the cumulative premiums for the new policy
      (less any dividends that would have been paid) with interest at 6% minus the prorata portion of the Policy
      Premiums for the exchanged Policy to the date of the exchange with interest at 6%; and

      *(2) is the cash value of the new policy minus the prorata portion of the exchanged policy's Net Cash Surrender Value on the exchange date applicable to the face amount exchanged. The cash value will depend on the new policy's face amount, premium class, and the insured's age and sex on the policy date.

      After the fifth policy year, the exchange cost or credit is equal to number (2) above.

      For purposes of calculating cumulative premiums for this policy under (1) above, any withdrawals from the policy will be deducted from the sum of the actual premiums paid to date.

      If the greater amount is less than zero, the issuer of the new policy will pay an exchange credit to the owner or may permit the owner to purchase paid-up additions on the new policy. If the greater amount is more than zero, the owner must pay the exchange cost to the issuer of the new policy.

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